SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D/A
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 1)

Cheyenne Resources, Inc.

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                                (Name of Issuer)


Common Stock
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                         (Title of Class of Securities)



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                                 (CUSIP Number)

Denis Iler
2000 Wadsworth Blve. PMB 179, Lakewood,CO 80214, (303)232-1926

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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


January 30, 2004
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No._______                       13D                   Page___ of __ Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Skye Blue Ventures LLC - 20-01884901

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


Investors and Principals
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

USA - Colorado

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    25,300,000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    25,300,000
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                   0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


   25,300,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


51%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No._______                       13D                   Page___ of __ Pages


 SCHEDULE 13D
- ------------------------------------------------------------------------------
ITEM 1. SECURITY AND ISSUER

     Common Stock, $.0001 par value per share of Cheyenne Resources, Inc. a Wyoming Corporation.



- ------------------------------------------------------------------------------

ITEM 2. IDENTITY AND BACKGROUND

     (a) Denis Iler, Manager and primary Beneficial Woner of Skye Blue Ventures LLC

     (b) 2000 Wadsworth Blve. PMB 179, Lakewood,CO 80214, (303)232-1926

     (c) Denis R. Iler, age 65, Director and Secretary, he received a BA in Math from San Jose State University in California, and an MBA from Regis University in 1982. He was a comptroller with Berge Exploration from 1978 to 1984. Since 1984, he has been President and principal accountant for Business Financial
Systems, Inc., an independent accounting firm, providing tax and accounting services for the small business community, including oil and gas, construction, and real estate brokerage accounting. He was a director of Nelx, Inc. from 1999-2001. He was elected Director and appointed President of Jagged Edge Mountain gear, Inc. in 2004.

     (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has any final order, judgment, or decree been entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship: United States of America.
- ------------------------------------------------------------------------------

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Total funds for share purchase were $75,000. The funds were from personal funds of principals and investors in Skye Blue Ventures LLC. 23,500,000 shares were issued in conjunction with a Share Purchase Agreement by and between Cheyenne Resources, Inc., a Wyoming corporation, Robert Spatz, Randall Riechert, Don Goddard and Skye Blue Ventures LLC, a Colorado corporation dated January 30, 2004. 1,800,000 shares were purchased from the individuals, Robert Spatz, Randall Reichert and Don Goddard.
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                                     Page 4

ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Person acquired the securities in order to invest in the Company. There are no plans or proposals known to the Reporting Person, as of date hereof, other than as contained in the Share Purchase Agreement, which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; except tht reporting person may convert its note to common shares.

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries, other than the acquisition of control by Skye Blue Ventures LLC, a Colorado corporation pursuant to the Share Purchase Agreement.

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; except that the few overrides or working interests will be sold to Robert Spatz for assumption of debt.

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; except that Randall Riechert and Don Goddard resigned as Directors effective immediately and Robert Spatz has tendered his resignation as Director effective upon compliance with
Section 14f of the Securities Exchange Act of 1934.

     (e) Any material change in the present capitalization or dividend policy of the Issuer; except that Reporting Person intends to implement a reverse split of the issued and outstanding common stock.

     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter/dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.
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                                     Page 5

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Aggregate number of shares owned:                  25,300,000
         Percent of outstanding shares owned:               51%

         Aggregate number of options owned:                 0
         Percent of outstanding options owned:              0%

     (b) Sole Power of voting for Reporting Person:         25,300,000

     (c) Transactions in securities in the past
         60 days for Reporting Person:                      None

     (d) No other person is known to have power to direct receipt of dividends from, or proceeds from sale of such securities.

     (e)  Not applicable.
- ------------------------------------------------------------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


     Share Purchase Agreement by and between Cheyenne Resources, Inc., a Wyoming corporation, Robert Spatz, Randall Reichert, Don Goddard and Skye Blue Ventures LLC., a Colorado corporation dated January 30, 2004.

- ------------------------------------------------------------------------------

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


Exhibit 10.1 -  Share Purchase Agreement

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

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         September 1, 2004
                                        ----------------------------------------
                                                         (Date)


                                         /s/Cheyenne Resources, Inc.
                                        ----------------------------------------
                                                       (Signature)


                                        Denis Iler, Manager
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).